9717 Key West Avenue, Suite 100 Rockville, MD 20850	Phone 301-869-9683 Website www.OpGen.com

September 28, 2023

By EDGAR

Division of Corporation Finance Office of Industrial Applications and Services United States Securities and Exchange Commission Washington, D.C. 20549 Attn: Abby Adams
Re:	OpGen, Inc. Request to Withdraw Registration Statement on Form S-1 Filed July 14, 2023 File No. 333-273255

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), OpGen, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-273255) of the Company, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter. The Registration Statement has not been declared effective, and no securities covered by the Registration Statement have been issued or sold.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within fifteen (15) days of the date hereof that such request will not be granted.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account, to be offset against the filing fee for any future registration statement the Registrant may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at OpGen, Inc., 9717 Key West Avenue, Suite 100, Rockville, Maryland 20850, Attention: Chief Executive Officer, and to the Company’s legal counsel, Ballard Spahr LLP, 1735 Market Street, Philadelphia, Pennsylvania 19103, Attention: Peter Jaslow, Esq.

Please do not hesitate to contact Mr. Jaslow of Ballard Spahr LLP, counsel to the Company, at (215) 864-8737 with any questions with regard to this matter.

Very truly yours,

OPGEN, INC.

By: /s/ Oliver Schacht
Name: Oliver Schacht, Ph.D.
Title: Chief Executive Officer